UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
CodeCombat Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       April 18, 2013

Physical address of issuer
301 Howard St, Suite 830, San Francisco, CA 94105, USA

Website of issuer
https://www.codecombat.com

Current number of employees
29

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,299,849	$2,590,557
Cash & Cash Equivalents	$817,819	$1,991,174
Accounts Receivable	$322,633	$292,220
Short-term Debt	$1,787,194	$1,195,704
Long-term Debt	$0	$0
Revenues/Sales	$2,294,749	$2,014,919
Cost of Goods Sold	$136,184	$104,312
Taxes Paid	$0	$0
Net Income	$-3,206,178	$-3,274,431

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

CODECOMBAT INC.
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 26, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each Investor is urged to read this Form C-AR and the Exhibit hereto in their entirety.

CodeCombat Inc. ("the Company") was incorporated on April 18, 2013 under the laws of the State of Delaware, and is headquartered in San Francisco, California.

The Company is located at 301 Howard St, Suite 830, San Francisco, CA 94105, USA.

The Company's website is http://www.codecombat.com/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The video game market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $11,766,762 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

BUSINESS

Description of the Business
A coding game that uses real code and personalized learning to let any teacher teach computer science, offline or online. Our custom code engine lets learners type real Python and JavaScript with simple error messages and a smooth

learning curve. The game-based learning format is so much fun that kids want to play it, with 170K monthly active learners playing at home. Our comprehensive curriculum lets schools quickly deploy world-class computer science courses.

Business Plan

Strong demand had already led to $2.2M bookings in 2019. Then, in 2020, COVID-19 accelerated everything, creating $4.3M in new B2B sales pipeline and increasing B2C revenue 75% in just two months. To serve this surge in B2C demand, we're launching our new online classes product, hiring professional coding teachers to teach live coding lessons. On the B2B side, after two years of development, we're fully launching Ozaria, our next-gen schools product, which is perfect for distance learning.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Nicholas Winter	CEO	CodeCombat, CEO (February 2013 - Present) Oversees business strategy, financial planning, product vision, team culture, and overall operation; manages go-to-market teams (sales, marketing, China) and operations
Matthew Lott	Board Director	CodeCombat, Board Director (2014 - Present) Advises on business strategy and tactics

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	8,575,000	Yes	N/A	43.1222%	N/A
Preferred Stock	8,173,179	Yes	N/A	41.1015%	N/A

The Company has the following debt outstanding:
None.

Ownership

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
CodeCombat Inc. ("the Company") was incorporated on April 18, 2013 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. CodeCombat Inc. is an educational platform for learning software programming concepts and languages.

The Consolidated financial statements include the accounts of CodeCombat Inc. and its wholly owned subsidiary, CodeCombat (Beijing) Technology Co., LTD.

Liquidity and Capital Resources
We have approximately $820,000 in cash on hand as of December 31, 2020.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Investor should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A	September 2018	4(a)(2)	Preferred Equity	$6,000,000	Research and development, China expansion, sales and marketing, general and administrative expenses
Bridge	March 2018	4(a)(2)	SAFE	$971,000	Research and development, general and administrative expenses
Series A-1	September 2020	Regulation CF	Preferred Equity	$1,384,624.62	Research and development, general and administrative expenses
SAFE	October 2020	4(a)(2)	SAFE	$300,000	Research and development, general and administrative expenses
SAFE	March 2021	4(a)(2)	SAFE	$345,500	Research and development, general and administrative expenses

Classes of securities of the Company

Common Stock

Dividend Rights

Yes, junior to any issued preferred stock.

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series A-1	Yes	Yes	Yes	Yes
Series A-2	Yes	Yes	Yes	Yes
Series Seed-1	Yes	Yes	Yes	Yes
Series Seed-2	Yes	Yes	Yes	Yes

Series A-1 Preferred Stock

Dividend Rights
Holders of Series A-1 Preferred Stock are entitled to receive dividends pari passu with holders of the other series of preferred stock and the holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. So long as at least 1,048,373 shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock (together, the "Series A Preferred Stock") is outstanding, specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include, among other things, any vote to:

• alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
• increase or decrease the authorized number of shares of any class or series of capital stock;
• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
• redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
• declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
• increase or decrease the number of directors;
• liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent.

The Series A Preferred holders, voting together as a single class, may elect one person to serve on the Company's board of directors. The Common Stock holders may elect three people to serve on the Company's board of directors.

The holders of capital stock of the Company, voting together, may elect one person to serve on the Company's board of directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
Each share of Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Amended and Restated Investors' Rights Agreement
Under the Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement"), investors who have invested $749,999.16 or greater are designated Major Investors. Major Investors are granted some additional rights and preferences under the Investors' Rights Agreement, as summarized below. Any Major Investor will be granted access to Company facilities and personnel during normal business hours and with reasonable advance notification. The Company will deliver to such Major Investor (i) annual and quarterly financial statements, an annual operating budget and quarterly capitalization table. All Major Investors shall have a pro rata right, based on their percentage equity ownership in the Company to participate in subsequent issuances of equity securities of the Company with certain exceptions.

Rights under the Amended and Restated Voting Agreement
Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Amended and Restated Voting Agreement (the "Voting Agreement"), pursuant to which, and subject to certain exemptions, each signatory to the Voting Agreement agrees that, in the event the Company's board of directors, and a majority of both (i) the holders a majority of the shares of common stock held by certain key holders of the Company, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all signatories to the Voting Agreement will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series A-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series A-1 Preferred Stock converts into common stock, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nicholas Winter

_____

(Signature)

Nicholas Winter

_____

(Name)

CEO

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicholas Winter

_____

(Signature)

Nicholas Winter

_____

(Name)

CEO

_____

(Title)

April 26, 2021

_____

(Date)

/s/Matthew Lott

_____

(Signature)

Matthew Lott

_____

(Name)

CTO

_____

(Title)

April 26, 2021

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



CODECOMBAT INC.
A DELAWARE CORPORATION

Financial Statements (Unaudited)

December 31, 2020 and 2019

CODECOMBAT INC.

Years Ended December 31, 2020 and 2019

Table of Contents

Financial Statements

CODECOMBAT INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019

(unaudited)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 817,819	$ 1,991,174
Restricted cash	99,436	223,730
Accounts receivable, net	322,633	292,220
Prepaid expenses	25,733	33,540
Other current assets	7,118	6,418
Total current assets	1,272,739	2,547,082
Property and equipment, net	27,110	43,475
Total assets	$ 1,299,849	$ 2,590,557
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 45,275	$ 93,464
Accrued expenses	262,798	108,764
Deferred revenue	1,119,698	845,702
Advances from customers	51,989	141,238
Other liability	307,434	6,536
Total current liabilities	1,787,194	1,195,704
Total liabilities	1,787,194	1,195,704
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 12,200,000 and 12,200,000 shares issued and outstanding at December 31, 2020 and 2019	1,220	1,220
Preferred Stock, 8,173,457 and 7,363,457 shares issued and outstanding at December 31, 2020 and 2019	818	737
Treasury Stock, 3,650,000 and 3,650,000 shares at cost at December 31, 2020 and 2019	(363)	(363)
Additional paid-in capital	11,272,466	9,948,567
Accumulated deficit	(11,766,762)	(8,555,817)
Accumulated other comprehensive income	5,276	509
Total stockholders' equity	(487,345)	1,394,853
Total liabilities and stockholders' equity	$ 1,299,849	$ 2,590,557

CODECOMBAT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2020 and 2019

(unaudited)

	2020	2019
Revenue		
Sales, net	$ 2,294,749	$ 2,014,919
Total revenue	2,294,749	2,014,919
Cost of goods sold	136,184	104,312
Gross profit	2,158,565	1,910,607
Operating expenses		
Payroll and related expenses	4,323,719	3,414,237
Legal and professional	198,035	300,009
R&D consulting	452,434	508,868
Rent	336,852	352,894
General and administrative	516,503	459,294
Travel	26,552	189,780
Advertising	34,090	25,299
Depreciation	16,426	26,424
Total operating expenses	5,904,611	5,276,805
Income (loss) from operations	(3,746,046)	(3,366,198)
Other income (expense)		
Other income	544,474	83,400
Interest income	904	11,482
Other expenses	(10,277)	(3,624)
Total other income (expense)	535,101	91,258
Net income (loss) before income taxes	(3,210,945)	(3,274,940)
Provision for income taxes	-	-
Net income (loss)	(3,210,945)	(3,274,940)
Other comprehensive income		
Foreign currency translation differences	4,767	509
Total comprehensive income (loss)	$ (3,206,178)	$ (3,274,431)

CODECOMBAT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2020 and 2019
(unaudited)

	Preferred Stock		Common Stock		Treasury	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance on December 31, 2018	7,363,457	$ 737	12,200,000	$ 1,220	$ (363)	$ 9,849,713	$ (5,280,877)	$ -	$ 4,570,430
Stock compensation						98,854			98,854
Foreign translation adjustment								509	509
Net income (loss)							(3,274,940)		(3,274,940)
Balance on December 31, 2019	7,363,457	737	12,200,000	1,220	(363)	9,948,567	(8,555,817)	509	1,394,853
Issuance of preferred stock for cash	810,000	81				1,384,544			1,384,625
Financing costs						(167,406)			(167,406)
Stock compensation						106,761			106,761
Foreign translation adjustment								4,767	4,767
Net income (loss)							(3,210,945)		(3,210,945)
Balance on December 31, 2020	8,173,457	$ 818	12,200,000	$ 1,220	$ (363)	$ 11,272,466	$ (8,555,817)	$ 5,276	$ (487,345)

CODECOMBAT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

(unaudited)

	2020	2019
Cash flows from operating activities		
Net income (loss)	$ (3,210,945)	$ (3,274,940)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	16,426	26,424
Stock based compensation	106,761	98,854
Bad debt expense	68,732	71,701
Changes in operating assets and liabilities:		
Other receivables	(99,145)	(164,708)
Prepaid expenses and other current assets	131,340	(39,958)
Accounts payable	106,743	58,872
Deferred revenue	273,996	(113,150)
Advances from customers	(89,249)	141,238
Net cash used by operating activities	(2,695,341)	(3,195,667)
Cash flows from investing activities		
Purchase of PP&E	-	(18,430)
Net cash used by investing activities	-	(38,261)
Cash flows from financing activities		
Proceeds from issuance of preferred stock	1,384,625	-
Costs of obtaining financing	(167,406)	-
Proceeds from Issuance of SAFE Notes	300,000	-
Net cash provided by financing activities	1,517,219	
Effect of exchange rates on cash	4,767	509
Net increase (decrease) in cash and cash equivalents	(1,173,355)	(3,213,588)
Cash and cash equivalents, beginning	1,991,174	5,204,762
Cash and cash equivalents, ending	$ 817,819	$ 1,991,174
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CodeCombat Inc. ("the Company") was incorporated on April 18, 2013 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. CodeCombat Inc. is an educational platform for learning software programming concepts and languages

The Consolidated financial statements include the accounts of CodeCombat Inc. and its wholly owned subsidiary, CodeCombat (Beijing) Technology Co., LTD.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Chinese Yuan, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain and loss of $509 and $0 for the years ended December 31, 2020 and 2019, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

<u>Revenue Recognition</u>

The Company adopted the new accounting standard on revenue recognition, ASU No. 2014-09 (Topic 606) "Revenue from Contracts with Customers," which became effective on December 31, 2018. The Company's revenue recognition policy standards include the following elements under ASU No. 2014-09 (Topic 606):
- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligation in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligation.

The Company recognizes revenue from service contracts, subscriptions and license royalties. Revenue is recognized when the services have been performed. The amounts received prior to recognition are recorded as a deferred revenue.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

The following tables summarize items measured at fair value during the years ended December 31, 2020 and 2019:

| | December 31, 2020 | | | |
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ -	$ 106.761	$ 106.761
	$ -	$ -	$ 106.761	$ 106.761

| | December 31, 2019 | | | |
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ -	$ 98,854	$ 98,854
	$ -	$ -	$ 98,854	$ 98,854

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 20.. and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. The Company has not experienced any losses to date resulting from this practice. At December 31, 2020 and 2019, the Company's cash balances were in excess of federally insured limits by $667,255 and $1,964,904.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company determined an allowance for uncollectible accounts in the amount of $117,575 and $95,988.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Depreciation expense for the years ended December 31, 2020 and 2018, was $16,426 and $26,424, respectively.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of monthly and annual subscriptions to the services provided by the Company. Revenue from these subscriptions is recognized over the term of the purchased subscription.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $34,090 and $25,299 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Research and Development Costs

Research and development costs, including salaries, consulting and administrative costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $452,434 and $508,868 in research and development costs, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2020, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2020	2019
Deferred tax asset:	-	-
Net operating loss carryforward	$ 6,895,897	$ 4,095,897
Total deferred tax asset	6,895,897	4,095,897
Valuation allowance	(6,895,897)	(4,095,897)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $11,766,762 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RESTRICTED CASH

The Company leases certain office space to be used in operations. Per lease agreement tenant has no claim against landlord for any security or other deposits except $99,436 in the form of a letter of credit which was paid pursuant to the lease. $99,436 is restricted and held in the bank account against the office deposit.

NOTE 4 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2020	2019
Furniture and fixtures	$ 98,063	$ 98,063
Computers and equipment	79,202	79,202
	177,265	177,265
Accumulated depreciation	(150,155)	(133,790)
Property and equipment, net	$ 27,110	$ 51,469

Depreciation expense for the years ended December 31, 2020 and 2019, was $16,426 and $26,424, respectively.

NOTE 5 – SAFE AGREEMENTS

During the year ended December 31, 2020 and 2019, the Company entered into SAFE agreements (Simple Agreement for Future Equity) in exchange for cash investments totaling $300,000 and $90, respectively. The SAFE agreements have no interest rates or maturity dates.

SAFE agreements are convertible into (1) a number of shares of standard preferred stock sold in equity financing equal to the purchase amount divided by the price per share of the standard preferred stock, if the pre-money valuation is less than or equal to the valuation cap ($34,300,000); or (2) a number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price, if the pre-money valuation is greater than the valuation cap.

NOTE 6 – COMMON STOCK

As of December 31, 2020 and 2019, the Company has 22,033,918, and 21,800,000, respectively, $0.0001 par value, shares of common stock authorized. At December 31, 2020 and 2019, the Company had 12,200,000 and 12,200,000 shares issued and outstanding, respectively.

Prior to 2019, 3,650,000 shares were bought back by the Company at $0.0001. At December 31, 2020 and 2019, the Company had 3,650,000 and 3,650,000 shares held in treasury, respectively.

NOTE 7 – PREFERRED STOCK

On December 31, 2020 and 2019, the Company has 8,282,102 and 8,048,184,respectively, $0.0001 par value shares of preferred stock authorized. During the year ended December 31, 2020, the Company issued 810,000 preferred shares for total cash proceeds of $1,384,625. There were no issuances of preferred shares in the year ended December 31, 2019. On December 31, 2020 and 2019, the Company had 8,173,457 and 7,363,457 preferred shares issued and outstanding, respectively.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock by dividing the applicable original issue price the by the applicable conversion price in effect at the time of conversion. The conversion price shall initially be equal to (i) $1.71 per share for the Series A-1 Preferred Stock, (ii) $1.1458 per share for the Series A-2 Preferred Stock, (iii) $1.0340 per share for the Series Seed - 1 Preferred Stock and (iv) $0.4958 per share for the Series Seed-2 Preferred Stock. Upon any such conversion, no adjustment to the applicable conversion price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

NOTE 8 - WARRANTS

As at December 31, 2020 and 2019, related to stock purchase, there were 99,928 and 684,724 warrants were outstanding, respectively.

NOTE 9 – OPERATING LEASE

The Company leases certain office space to be used in operations. The lease agreements expire in June 2021. Tenant has no claim against landlord for any security or other deposits except $99,436 in the form of a letter of credit which was paid pursuant to the lease. The following is schedule of minimum rental payments required under the operating lease agreements for the years ended December 31:

2021	$	158,493
2022		-
2023		-
2024		-
2025		-
Thereafter	$	-

For the years ended December 31, 2020 and 2019, the Company recognized rent expense of $336,852 and $352,894, respectively.

During 2016, the Company entered into a number of agreements to sublet a portion of its office space on a month to month basis. During 2020, the Company had two active desk licensing agreement arrangements.

The Company records desk licensing payments received as other income in the statement of operations resulting in other income of $82,200 and $131,600 being recognized during the year ended December 31, 2020 and 2019. The Company has not been released from its obligations under the master lease and accounts for rental income from desk licensing agreements on a straight-line basis monthly.

NOTE 10 – STOCK OPTIONS

During 2014, the Company executed the 2014 Equity Incentive Plan, which reserved 3,037,254 common shares to be issued in the form of shares, restricted shares, or stock options. During the years ended December 31, 2020 and 2019, the Company issued 0 and 794,355 stock options, respectively. Stock options shall time-vest as follows: one fourth of such time-vesting shares shall vest one year after the vesting commencement date; the balance of such time-vesting shares shall vest in a series of thirty-six equal monthly installments measured from the first anniversary of the vesting commencement date. During the year ending December 31, 2020 and 2019, 1,422,590 and 1,454,653 shares were reserved for other options to be issued under the Equity Incentive Plan.

At December 31, 2020, $179,152 of unrecognized stock compensation cost is expected to be recognized over the weighted average remaining life of 3 years.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2018	683,595	$ 0.36	8.0
Granted	794,355	0.36	10.0
Expired/Forfeited	(363,195)	-	-
Exercised	-	-	-
Outstanding December 31, 2019	1,114,755	$ 0.36	9.5
Granted	199,073	0.40	10.0
Expired/Forfeited	(167,010)	-	-
Exercised	-	-	-
Outstanding December 31, 2020	1,146,818	$ 0.38	9.5